

September 14, 2017

Adam Logal
Senior Vice President, Chief Financial Officer
OPKO Health, Inc.
4400 Biscayne Blvd.
Miami, FL 33137

        Re: OPKO Health, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2016
        Filed March 1, 2017
        File No. 001-33528

Dear Mr. Logal:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Business
Pharmaceutical Business, page 9

1.   We note your disclosure that you receive tiered, double digit royalties on sales of Rayaldee both under the collaboration agreement with Vifor Fresenius Medical Care Renal Pharma and the option granted to VFMCRP. Please provide us with disclosure to be included in future filings disclosing a range of royalties not to exceed 10 percent (e.g., "high single digits to teens" or "between 5 and 15 percent"). We also note that you receive a minimum royalty payment under the collaboration agreement. Please disclose this amount or tell us why you believe it this information is not material to investors.

Notes to Consolidated Financial Statements
Note 14 Strategic Alliances
Vifor Fresenius Medical Renal Care Pharma Ltd, page 116

2.   Your letter agreement with VFMCRP grants an option to obtain an additional license. Please provide us with disclosure to be included in future filings disclosing the description of each milestone and the related consideration that may be received for each milestone under the additional license agreement. Refer to ASC 605-28-50-2b.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Rolf Sundwall at 202-551-3105 or Christine Torney at 202-551-3652 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Edwards at 202-551-6761 or Erin Jaskot at 202-551-3442 with any other questions.

Division of Corporation Finance
Office of Healthcare and
Insurance